

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2014

Via E-mail
Hong Mei Ma, President
Vibe Ventures, Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
510030 Guangzhou, CHINA

> **Re: Vibe Ventures Inc.**
> **Amendment No. 12 to Registration Statement on Form S-1**
> **Filed July 18, 2014**
> **File No. 333-164081**

Dear Ms. Ma:

We have reviewed your amended registration statement and response letter dated July 18, 2014 and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated May 16, 2014.

General

1.   Please update your disclosures where applicable. For example and without limitation, we note that your dilution disclosure on page 19 is as of April 30, 2013. In addition, on page 25 you disclose your assets and liabilities as of February 28, 2014.

Selected Summary Financial Data, page 7

2.   Please update your table through June 30, 2014, the date of your latest financial statements.

Risk Factors

10. Government control of currency…, page 10

3.   On page 83 under Note 6 you state that you have "encountered no limitations and regulations to prevent transfers of United States of America currency to China." Please clarify how this relates to the currency controls you highlight in this risk factor.

Experts, page 36

4.   We note your response to prior comment 3 that you now indicate that the financial statements as of February 28, 2014 have been reviewed. We further note that your filing

has been updated through June 30, 2014 and financial statements as of February 28, 2014 are no longer included. Please revise accordingly.

Financial Statements for the Year Ended October 31, 2012, page 45

5.   We have reviewed your response and revised disclosures to prior comment 5. It remains unclear to us why you restated your financial statements for this period. In this regard, it appears that the professional fees were valid at the time of accrual and the Company later renegotiated a new fee structure. Please advise. Explain why the Company did not take a charge in a later period once the fees were renegotiated instead of restating prior period financial statements. Cite the accounting guidance that the Company considered for this presentation. In your response, explain in greater detail the nature of this situation. That is, explain the nature of these professional fees and why the Company was able to renegotiate a new fee structure. Also identify the period that these fees were being accrued and when the Company was able to renegotiate the fees.

Report of Independent Registered Public Accounting Firm, page 69

6.   We note your auditor states that they conducted its audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Please have your auditor tell us why they are referring only to "auditing" of the PCAOB instead of all standards. We refer you to PCAOB Auditing Standards No. 1.

7.   In the audit report, we note that the auditor states that they relied on an audit previously performed by another auditor for the October 31, 2012 financial statement information. In your S-1/A filed on April 29, 2014, the same auditor states that they audited the financial statements as of October 31, 2012 as well as the October 31, 2013 financial statements. Please have your auditor explain to us why they changed their audit report.

Financial Statements for the Year Ended October 31, 2013, page 70

8.   Your response to prior comment 6 indicates that you have adjusted the financial statements for the year ended October 31, 2013 to show the draw down on the equity line of credit. It does not appear that there are any adjustments to the October 31, 2013 financial statements. Please advise. We further note your response that you do not show a cash balance because you do not possess any cash. Please explain the mechanics of the drawdown of your equity line in that you do not receive any cash from it.

Report of Independent Registered Public Accounting Firm, page 77

9.   We note your auditor discloses that they have reviewed the balance sheet, income statement, and statement of cash flows as of June 30, 2014, for the four month period

then ended. We further note that the related financial statements are for the six months ended June 30, 2014. Please have your auditor advise or revise the report accordingly.

10.   We note that your auditor has reviewed the respective financial statements as of June 30, 2014. We further note that your accountant's report is dated March 31, 2014. As such, this date appears to be in error. Please have your accountant revise the date of his report accordingly.

Financial Statements for the Six Months Ended June 30, 2014, page 78

11.   We note your interim financial statements are for the six months ended June 30, 2014. We further note your latest audited financial statements are as of October 31, 2013. As such, it does not appear your interim financial statements include the full interim period since your last fiscal year-end. Please revise your interim financial statements accordingly. Refer to Rule 8-03 of Regulation S-X.

Balance Sheets, page 78

12.   We note the amounts in the October 31, 2013 column do not tie to the October 31, 2013 amounts in the balance sheet on page 70. Please advise or revise accordingly.

Statement of Cash Flows, page 80

13.   Please tell us why you show a drawdown of the equity line of credit as a non-cash item. In addition, please tell us why it does not appear that this draw down is reflected in your balance sheet on page 78 as a liability. In this regard, we note that your Accounts Payable and Accrued Liabilities balance decreased from October 31, 2013 to June 30, 2014 and your statement of cash flows does not reflect any other amounts.

Notes to the Financial Statements

Note 6: Related Party Transactions, page 83

14.   Your response to prior comment 8 indicates that the equity line of credit agreement is not a related party transaction and that you will rectify the disclosure. We note you continue to disclose this equity line of credit agreement as a related party transaction on pages 75 and 83. Please advise. In addition, your revision on page 83 indicates several ways you may repay the equity line of credit. Please tell us if these options have been approved by Catalyst Capital as repayment options.

15.   You currently disclose the amount borrowed against the line of credit as of February 28, 2014. Please update this amount through June 30, 2014.

Exhibits

Exhibit 16.1

16.   Please submit a letter from the former accountant that complies with the requirement under Item 304(a)(3) of Regulation S-K. We note that the letter you included with your filing does not state whether the former accountant agrees with the statements you made in response to Item 304(a).

Exhibit 23

17.   Kenne Ruan, CPA, P.C. is referenced in the Experts section on page 36 and information regarding conclusions by that firm is summarized therein. However, Exhibit 23.1 does not include a consent to the reference to the firm or the summarizations of its conclusions as provided under the Experts heading. Please ensure that the consents are appropriately expanded in future filings.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/a/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal